SE(18001533)N

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~~ANNUAL~~ AUDITED ~~REPORT~~
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 66988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Walleye Trading LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Niagara Lane North
(No. and Street)

Plymouth (City) **MN** (State) **55447** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Carney **(952) 345-6622**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EW

yw

OATH OR AFFIRMATION

I, Andrew Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walleye Trading LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

CEO

Title

Notary Public

HEIDI LYN MOELLER
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Walleye Trading LLC
December 31, 2017
SEC File Number 8-66988
With Report of Independent Registered Public Accounting Firm

Walleye Trading LLC

Statement of Financial Condition

December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm

To the Manager and Members of Walleye Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

Minneapolis, Minnesota
February 21, 2018

Walleye Trading LLC

Statement of Financial Condition

December 31, 2017

Assets	
Cash	$ 92,362
Dividends receivable	3,640,871
Other receivables	172,798
Securities owned, at fair value (pledged)	4,266,723,327
Memberships in exchanges	2,503,069
Total assets	$ 4,273,132,427
Liabilities and members' equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 2,950,249,609
Payables to brokers and dealers, net	1,034,254,976
Accounts payable and accrued liabilities	12,350,925
Payable to Manager	2,135,895
Capital withdrawals payable	2,105,000
Subordinated borrowings	500,000
Total liabilities	4,001,596,405
Class A member's equity	225,037,417
Class D members' equity	46,498,605
Total members' equity	271,536,022
Total liabilities and members' equity	$ 4,273,132,427

See accompanying notes.

Walleye Trading LLC

Notes to Statement of Financial Condition

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is primarily an options and stock market-making firm, engaged in U.S. equity options market-making, Eurodollar options market-making, index options market-making, commodity options market-making and U.S. equity stock market-making. The Company also engages in proprietary trading activities in similar products. The Company is a member of most options and futures exchanges.

The Company clears its securities transactions through Goldman Sachs & Co. (the Clearing Broker).

Walleye Trading Advisors, LLC (the Manager), a Minnesota limited liability company, serves as the manager of the Company. The Manager provides all services to operate the Company and maintains the financial records of the Company.

Walleye Investments Fund LLC owns the Class A Member's equity. The Class D Members are trading class members and employees of the Manager. Each Class D Member has responsibility for their trading activities and shares in the profits and losses of only their respective trading activities according to their Supplemental Agreements. Each Class D member's earnings include a set percentage of profits similar to a manager bonus expense relating to their individual trading strategy. In addition, each Class D Member can earn additional profits based upon their respective level of capital committed to the strategy. All remaining profits and losses are allocated to the Class A Member.

The Class D Members do not take part in management nor have authority to transact any business for the Company or have power to sign for or to bind the Company to any agreement, said powers being vested with the Manager and certain other officers of the Company. As of December 31, 2017, there were eight Class D Members.

2. Significant Accounting Policies

The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of significant accounting policies followed by the Company.

New Accounting Pronouncements

Effective January 1, 2018, the Company adopted accounting guidance, issued by the Financial Accounting Standards Board (FASB) in May 2014, clarifying the principles for recognizing revenue from certain contracts with customers. The guidance does not apply to revenue associated with financial instruments, such as loans and securities. The adoption of this guidance is not material to the Company's Statement of Financial Condition.

Securities Transactions

Market-making and proprietary securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at fair value based on independent third party pricing sources. Dividends are recorded on the ex-dividend date.

Memberships in Exchanges

Exchange memberships, which provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impaired value.

Performance Fees

Performance fees represent amounts paid to non-Class D members traders for generating trading profits as well as non-trader employee bonuses paid via an employee bonus pool. All such performance fees are recorded on an accrual basis is included in accounts payable and accrued liabilities on the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

3. Payables to Brokers and Dealers, Net

Payables to brokers and dealers, net consists of the following:

	December 31, 2017
Margin payable, net	$ (404,618,580)
Unsettled securities transactions payable, net	(632,031,022)
Exchange-traded futures – open trade equity	2,394,626
Total	$ (1,034,254,976)

The Company conducts business with brokers and dealers that are members of the major securities exchanges.

4. Financial Instruments

Fair Value of Financial Instruments

Various inputs are used in determining the fair value of the Company's assets and liabilities. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly.

4. Financial Instruments (continued)

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities owned, at fair value (pledged):				
Options:				
Index	$ 440,268,783	$ -	$ -	$ 440,268,783
Equity	599,260,715	-	-	599,260,715
Eurodollar	90,305,881	-	-	90,305,881
U.S Treasuries	295,581	-	-	295,581
Equities	3,133,141,854	-	3,172,175	3,136,314,029
U.S. Treasuries	2,476	-	-	2,476
Warrants	-	275,862	-	275,862
Total securities owned, at fair value (pledged)	4,263,275,290	275,862	3,172,175	4,266,723,327
Futures contracts[1]	2,394,626	-	-	2,394,626
	$ 4,265,669,916	$ 275,862	$ 3,172,175	$ 4,269,117,953

[1] Amount is netted on the Statement of Financial Condition and is presented in Payable to brokers and dealers, net

4. Financial Instruments (continued)

	Level 1	Level 2	Level 3	Fair Value
Liabilities				
Securities sold, not yet purchased, at fair value:				
Options:				
Index	$ 986,512,076	$ -	$ -	$ 986,512,076
Equity	783,328,395	-	-	783,328,395
Eurodollar	96,363,013	-	-	96,363,013
U.S Treasuries	361,354	-	-	361,354
Equities	1,083,664,898	-	-	1,083,664,898
U.S. Treasuries	19,873	-	-	19,873
Total liabilities, at fair value	$2,950,249,609	$ -	$ -	$2,950,249,609

Securities owned are pledged to the Clearing Broker on terms that permit them to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and quantities and thereby create a liability to purchase the security in the market at prevailing prices. See Note 9 for further information on off-balance sheet risk.

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Futures contracts are valued based upon Level 1 fair value measurements, with the resulting open trade equity included in Payables from brokers and dealers, net at December 31, 2017.

4. Financial Instruments (continued)

The Company held two Level 3 securities for the year ended December 31, 2017. One Level 3 asset is an appraisal right for a delisted security which was part of a merger. The Company values the appraisal right at the last available stock price of the delisted security. The appraisal right transferred from Level 1 to Level 3 for the year ended December 31, 2017. This transfer occurred after the available window for shareholders of the delisted security who were seeking dissenter rights ended. The other Level 3 asset relates to a security which filed for bankruptcy and was subsequently part of a merger. The Company values the bankruptcy claim using a model with a volume average weighted price and varying haircuts for claim distributions. The weighted average range of haircuts used for this Level 3 security is 43.75%. The bankruptcy claim transferred from Level 1 to Level 3 for the year ended December 31, 2017. The transfer occurred due to the length of time bankruptcy filings are taking to resolve.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. The estimated fair value of memberships in exchanges as of December 31, 2017, is approximately $2.5 million, based upon recent sales activity and observable lease rates for such memberships (categorized as Level 2 of the fair value hierarchy).

Other financial instruments are recorded by the Company at contract amounts and include payables to brokers and dealers, net, and subordinated borrowings. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value (categorized as Level 2 of the fair value hierarchy).

5. Income Taxes

No federal, state, or local income taxes have been provided on profits of the Company because the Company is treated as a partnership for tax purposes where its partners are individually liable for the taxes on their share of the Company's income or loss. Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit as appropriate for the tax position. The Company has determined there are no uncertain tax positions as of December 31, 2017. Generally, the tax authorities can examine any tax returns filed for the last three years.

6. Related-Party Transactions

The Company has an Administrative Services Agreement (the Agreement) with the Manager. The Agreement calls for the expenses associated with managing the Company to be allocated to, and paid by, the Company. Such allocated expenses include compensation and benefits, vendor and software license fees, data center expenses, advisory services, and other administrative services. These expenses are recorded on an accrual basis by the Company. At December 31, 2017, approximately $2.1 million of these expenses were payable to the Manager and are reflected as payable to Manager on the Statement of Financial Condition.

7. Subordinated Borrowings

During the year ended December 31, 2017, the Company renewed a cash subordination borrowing agreement approved by the Financial Industry Regulatory Authority (FINRA) on behalf of NASDAQ OMX PHLX, Inc., totaling $500,000, from an unaffiliated counterparty at an interest rate based on the prime rate plus 225 basis points (6.5% at December 31, 2017). No cash movement resulted from the maturity and related renewal of the subordinated borrowings during the year ended December 31, 2017. The subordinated borrowings mature on October 31, 2018.

The subordinated borrowings, which are subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1) and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. It is the Company's intention to renew the subordinated borrowing agreement on November 1, 2018.

8. Derivative Transactions

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options and stock market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may hold include, but are not limited to: equity options, index options, Eurodollar options, commodity options, futures options, and futures contracts. Options on futures are included in index option futures, Eurodollar option futures, and commodity options futures are within the futures categories throughout the notes to the Statement of Financial Condition. The Company records its derivative trade-related activities at fair value.

8. Derivative Transactions (continued)

The quarterly average number of open purchased option and long futures contracts for the year ended December 31, 2017, was approximately 3.5 million and 17,000, respectively. The quarterly average number of open written options and short futures contracts for the year ended December 31, 2017, was approximately 3.2 million and 18,000, respectively.

The following tables are intended to provide additional information about the effect of the Derivatives on the Statement of Financial Condition of the Company:

	Number of Contracts and Notional Amounts as of December 31, 2017			
Type	**Long Contracts**	**Short Contracts**	**Long Notional**	**Short Notional**
Futures	15,334	17,389	$2,992,795,304	$4,282,621,136
Index options	105,017	151,041	440,268,783	986,512,076
Equity options	3,418,001	3,232,484	599,260,715	783,328,395
Eurodollar options	316,168	290,950	90,305,881	96,363,013
U.S. Treasury options	1,349	1,699	295,581	361,354

	Statement of Financial Condition Location as of December 31, 2017		
Type	**Securities Owned**	**Payables to Brokers and Dealers, Net**	**Securities Sold, Not Yet Purchased**
Futures	-	$ 2,394,626	-
Index options	$440,268,783	-	$986,512,076
Equity options	599,260,715	-	783,328,395
Eurodollar options	90,305,881	-	96,363,013
U.S. Treasury options	295,581	-	361,354

The Company does not offset derivative assets or derivative liabilities in the Statement of Financial Condition. The Company's derivative assets and liabilities are not subject to a master netting agreement.

9. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event that the counterparty or the Clearing Broker is unable to fulfill their contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its trading activities. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized on the Statement of Financial Condition.

Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before, or on an established date. For written options, the Company receives a premium upon initial settlement and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

All of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet their obligations, the Company would be exposed to credit risk. All derivatives are exchange-traded, therefore counterparty risk is mitigated through the function of the clearinghouse.

10. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the maintenance of minimum "net capital" equal to the greater of $1,000,000 or 6 2/3% of "aggregate indebtedness," as defined in the Rule.

As of December 31, 2017, the Company had net capital of $165,602,662, which was $164,496,540 in excess of the required net capital of $1,106,122.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2017, the Company was in compliance with all such requirements.

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company and an affiliate have entered into a Cross-Affiliate Master Agreement (the CAMA) with its Clearing Broker and its affiliate. The CAMA is a common agreement used in prime brokerage relationships with the primary purpose of reducing margin requirements across multiple entities. Pursuant to the CAMA, the Clearing Broker determines each of the Company's and its affiliate's margin requirements on the basis of the net aggregate position between the Company and its affiliate. In the event of a default by either the Company or its affiliate under the CAMA (or any other agreement with the Clearing Broker), the CAMA provides for cross-default and close-out netting between the Company and its affiliate. Management has not accrued a contingent liability related to the CAMA because management believes an event of default that would trigger a close-out under the CAMA is highly unlikely and remote. Management monitors the likeliness of default on an on-going basis and would make required adjustments to net capital computations and other risk calculations as deemed necessary.

12. Subsequent Events

The Company has evaluated the impact of events or transactions have occurred subsequent to December 31, 2017, for potential recognition or disclosure and noted there were no items deemed to impact the Statement of Financial Condition as presented herein.